CONVERTED ORGANICS INC.
7A COMMERCIAL WHARF WEST
BOSTON, MA 02110
(617) 624-0111
March 24, 2008
VIA EDGAR
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Converted Organics Inc. Registration Statement on Form S-1 (File No. 333-149079) Application for Withdrawal
Ladies and Gentlemen:
     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Converted Organics Inc., a Delaware corporation (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-149079) and all amendments and exhibits thereto (the “Registration Statement”). The Company requests this withdrawal because it has elected to pursue the registration of the securities covered by the Registration Statement on a Form S-3 instead. No securities have been or will be sold under or using the Registration Statement or the related prospectus.
     The Company appreciates the Commission’s assistance. If you have any questions, please contact Mark A. von Bergen at (503) 243-5874.
Respectfully submitted,

CONVERTED ORGANICS INC.
By:	/s/ Edward J. Gildea
	Name:	Edward J. Gildea
	Title:	President and Chief Executive Officer